Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

•      Filed by Adobe Systems Incorporated Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Macromedia, Inc.

Commission File No. of Subject Company: 000-22688

•     *** *** ***

• The following presentation was posted on Adobe Systems Incorporated’s internal website on June 15, 2005:

[LOGO] + [LOGO]	Adobe Systems Confidential & Macromedia Confidential

[LOGO] + [LOGO]

Sign	Close

–––––––––––––––––––––––––––––––––––––––––––––––––––––––>

Integration 101 and Macromedia Business Overview
June 3, 2005

Agenda

•  Welcome – Jim Briody

•  Kickoff - John Brennan

•  Legal commentary - Ray Campbell

•  Integration lessons learned – Jim Briody

•  Structure & process – Jim Briody

•  Macromedia overview – Al Ramadan

•  Strategic vision – Shantanu Narayen

•  Q & A

•  Welcome – Jim Briody

•  Kickoff - John Brennan

•  Legal commentary - Ray Campbell

•  Integration lessons learned – Jim Briody

•  Structure & process – Jim Briody

•  Macromedia overview – Al Ramadan

• Strategic vision – Shantanu Narayen

•  Q & A

First Principles for Integration Planning

Decisions & Behavior Guidelines	Decision Making

•  Maintaining sales & revenue momentum is the single most critical priority

•  Operational efficiency and opex is the second most important objective, but should not interfere with sales & revenue momentum

•  Where possible, build a stronger company via infusion of new talent and adoption of more effective processes

•  Honor customer and partner relationships & commitments wherever possible

•  All employees will be treated with respect & dignity throughout the process

Functional sponsors are responsible for:

•   Approving decisions for their functional areas

•   Resolving cross-functional issues with other functional sponsors

•   Escalating issues to Bruce & Shantanu, if necessary

Agenda

•  Welcome – Jim Briody

•  Kickoff - John Brennan

•  Legal commentary - Ray Campbell

•  Integration lessons learned – Jim Briody

•  Structure & process – Jim Briody

•  Macromedia overview – Al Ramadan

•  Strategic vision – Shantanu Narayen

•  Q & A

Regulatory guidelines

•  Presentation for all employees regarding “gun-jumping”  (Breeze presentation)

http://macromedia.breezecentral.com/p11917687

•  Q & A

Agenda

•  Welcome – Jim Briody

•  Kickoff - John Brennan

•  Legal commentary - Ray Campbell

•  Integration lessons learned – Jim Briody

•  Structure & process – Jim Briody

•  Macromedia overview – Al Ramadan

•  Strategic vision – Shantanu Narayen

•  Q & A

Similarities & differences with other deals

•  HP/CPQ merger was more focused on consolidation and cost structure

•  Adobe/Macromedia is more about growth

•  Same basic approach to Integration program management structure (this worked very well for HP, JP Morgan/Chase, etc)

•  ISC – IPO – Functional Teams – Focused SubTeams

•  Actual integration has two major phases:  Operational (takes months), Strategic (takes years)

•  Aldus, Accelio

•  It is important to monitor market dynamics during integration and to change strategy as needed

Agenda

•  Welcome – Jim Briody

•  Kickoff - John Brennan

•  Legal commentary - Ray Campbell

•  Integration lessons learned – Jim Briody

•  Structure & process – Jim Briody

•  Macromedia overview – Al Ramadan

•  Strategic vision – Shantanu Narayen

•  Q & A

Integration Team Structure

Integration Steering Committee

Shantanu Narayen, Bruce Chizen, Stephen Elop,

Karen Cottle, Murray Demo, Theresa Townsley

Integration Program Office				Program Advisor

Value Capture

Adobe				Legal Advisor
John Brennan	+	Macromedia	+
Jim Briody		Betsey Nelson		Communications

HR / Culture

Program Mgmt

Functional
Sponsors	Functional Team Lead	Functional Team Lead	Functional Team Lead	Functional Team Lead	Functional Team Lead

	Counterpart	Counterpart	Counterpart	Counterpart	Counterpart
Integration
Functional
Teams	Teams & Sub-teams	Teams & Sub-teams	Teams & Sub-teams	Teams & Sub-teams	Teams & Sub-teams

Integration Program Office Details

Integration Program Office				Value Capture:	Program Advisors:
				Iftikhar Ahmed	Webb McKinney

				Communications:	Legal Advisors:
				Desiree La Maggiore	Ray Campbell &
Adobe		Macromedia		& Ray Martinelli	Clint Smith
John Brennan	+	Betsey Nelson	+
Jim Briody				HR / Culture:	Program Mgmt:
				Donna Morris & Ray	Hans Grande &
				Martinelli	Scott Larrimer

Sr. Exec Assistant:
Lori Gibson

Integration Functional Teams

Mobility Naresh Gupta Al Ramadan	Platform Kevin Lynch Ed Rowe Bob Wulff
Suites/SKUs Dave Burkett Beth Davis Jim Guerard	Collaborative Desktop Tom Hale Tom Malloy	Marketing Alex Amado Peter Goldie Drew McManus	Sales/field ops Jeff Russakow Mark Viens Scott Larrimer	Operations Lisa Bugajski Brian Dudley Dan Brown Brian Dudley		Finance Iftikhar Ahmed David McDonough	HR Ray Martinelli Donna Morris	Legal Elizabeth Hewitt Donyelle Thomas
PLC	Rich Internet Aps			Mfg	Front
Digby Horner TBD	Kurt Garbe David Mendels

BU / Eng Systems (Compilation tools, PLC Systems, etc.)		Marketing / Comm Systems (Adobe.com, intranet)	Sales Systems (CRM)	Sales & Ops Systems (Demand mgmt, supply chain)		Finance Systems (BCP, Sox, ACM, ACM Plus, etc.)	HR Systems (HRM, etc.)

IS Janice Sue, Belinda Rodman

Real Estate, Facilities and Security Randy Knox III, Jim Morgensen

HR Support / Legal Support for all teams

Note – teams arranged by key planning functions, not representative of BU structure

Marketing Integration Team

Functional Sponsor: Melissa Dyrdahl

Leads: Drew McManus / Penny Wilson

Peter Goldie, Alex Amado

Subteams

1 Adobe.com / Macromedia.com	2 Branding, Advertising & Direct Marketing	3 Public Relations, Analyst Relations	4 Internal Communications & Community Relations	5 Customer Database and Lead Mgmt	6 Developer Relations

7 Instructional Communications	8 Collateral, Content, and Localization Process	9 Events	10 Research & Analytics	11 Anti-Piracy	12 Field Marketing

		13 Solutions & Vertical Markets (Edu & Gov)	14 Product Marketing / Integrated Marketing

Finance Structure

Lead Team

Iftikhar Ahmed
David McDonough

Sub Team Lead

1	2	3	4	5	6

Quote to Cash	Procurement to Payment	BU Finance	FP&A and Finance	Treasury	IA and SOX
	Accounting and Reporting	Controller	Systems

Bob Salera	Chris Csubak	Judy Shao	Joe Nemeth	Barbara Hill	Eric Allegakoen
David Bernstein	Mike Strambi	Ned Sizer	Ned Sizer	Michael Strambi	David
McDonough

Operations Structure

Operations Team

Lisa Bugajski
Dan Brown
Brian Dudley

Sub teams
1	2	3	4
Pricing	Product Release / Doc Control	Print Services	Corporate Purchasing / Vendor Management

5	6
Supply Chain / Manufacturing and Logistics	Serialization

9
IT Support

Staying informed on integration progress

•                  Integration Update e-newsletter

•                  Integration-specific page on Inside Adobe coming soon

•                  Future KTB Sessions being scheduled

•                  In-depth introduction to current Macromedia products/solutions

•                  Integration questions?

acquisition_macr@adobe.com

Agenda

•                  Welcome – Jim Briody

•                  Kickoff - John Brennan

•                  Legal commentary - Ray Campbell

•                  Integration lessons learned – Jim Briody

•                  Structure & process – Jim Briody

•                  Macromedia overview – Al Ramadan

•                  Strategic vision – Shantanu Narayen

•                  Q & A

[LOGO]

Macromedia Overview

Al Ramadan

EVP & GM , Mobile & Devices

A Look at Macromedia	[LOGO]

•                  History

•                  Macromedia Today

•                  Business Strategy

•                  Values and Culture

Macromedia History

Once Upon a Time . . .

Macromedia Today

[GRAPHIC]

Key Statistics
Revenues	>$400	M
Employees	1,500
Worldwide Offices (HQ in San Francisco)	14

Macromedia History

Revenues ($M) by FY

[CHART]

Our Mission

[GRAPHIC]

[GRAPHIC]

[GRAPHIC]

[LOGO]

Provide the solutions that make great digital experiences possible.

Market Trends

[GRAPHIC]	• Rapid expansion in devices capable of great digital experiences

• Increasing amount of bandwidth: Broadband 3G

• Convergence in communication vs. divergence in the range and nature of devices

• Accelerated pace of richer forms of communication

• The importance of brand

Macromedia Strategy

Solutions

New Revenue Models		Vertical Markets

Sales		Services

Infrastructure	Process	Systems

The Flash Platform is Everywhere

570 Million Desktops

Over 100 OEM Licensees

Flash Adoption on PCs (1)

[CHART]

FLASH

80% in ~12 months

OTHERS

Internet Explorer 6: 77% in 51 months(2)

Windows XP: 65% after 45 months(3)

Java v1.4.x: 33% after 49 months(4)

(1) NPD North America (June 2004)

(2) Omniture 9/04, PCWorld (IE6  8/01)

(3) Gartner, MSFT (WinXP 2/01)

(4) GC Stats, Sun (J2SE 1.4 5/29/01)

Flash Platform Revenue Drivers

Tools	Servers	Solutions

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Flash Platform

•                  60% of FY05 revenue was directly related to the Flash Platform

•                  The Flash Platform is the foundation for the Macromedia growth agendas

Macromedia Business Strategy: Target Markets

Designers/Developers

• Tools, server and client software for building websites and rich internet applications	FLASH

• Approximately 80% of total revenue	DREAMWEAVER

• Targets millions of corporate in-house and independent	STUDIO
designer/developer professionals	FLEX

Business Users

• Products that enable non-technical users to create and deliver information over the web	BREEZE

• Approximately 10% of total revenue	CONTRIBUTE

• Targets tens of millions of knowledge workers, business decision makers and trainers	CAPTIVATE

Consumers

• Rich media for cell phones, PDAs and other devices	FLASHLITE

• Approximately 10% of total revenue	[GRAPHIC]

• Targets hundreds of millions of consumers thru licensing to telcos and consumer electronics companies

Industry Drivers

Designers/Developers

•                  Commoditization of bandwidth

•                  Growth in number of rich Internet experiences

•                  Proliferation of rich media advertising

•                  Continued growth in web sites and intranet apps

Business Users

•                  Compelling benefits of web based knowledge distribution/collaboration

Web Conferencing Growth ($ in millions)

[CHART]

Source: IDC 7/03

Consumers

•                  Massive proliferation of consumer devices

•                  Smart phones taking off

Smartphones

4 Yr Est. CAGR = 85%

[CHART]

#Handhelds shipped worldwide (MM)
Source: In-Stat/MDR 11/03

–	# Smartphones (MM)

Source: Market Intelligence Center (MIC) 2/04

•                  Carriers looking for new revenue sources

Business Segment Revenue

[CHART]

Business Users

Designers & Developers

Consumers

Other

•                  6% Growth in Designer/Developer Segment

•                  133% Growth in Business Users Segment

•                  176% Growth in Consumers Segment

Geographic Segment Revenue

[CHART]

North America

EMEA

APAC-ROW

•                  6% Growth in North America

•                  28% Growth in EMEA

•                  16% Growth in APAC and ROW

Values and Culture

•                  Values

•                  Leadership – leads through the change and adversity, makes the tough call when needed, motivates and encourages others

•                  Teamwork-meets all team deadlines and responsibilities, listens to others and values opinions, helps team leader to meet goals, welcomes newcomers

•                  Focus & Execution-targets and achieves results, sets challenging goals, prioritizes tasks, overcomes obstacles, accepts accountability,

•                  Customer Focus-builds customer confidence, is committed to increasing customer satisfaction, assumes responsibility for solving customer problems, ensures commitments to customers are met, solicits opinions and ideas from customers

•                  Integrity & Ethics-deals with others in a straightforward and honest manner, is accountable for actions, maintains confidentiality

•                  Culture

Agenda

•                  Welcome – Jim Briody

•                  Kickoff - John Brennan

•                  Legal commentary - Ray Campbell

•                  Integration lessons learned – Jim Briody

•                  Structure & process – Jim Briody

•                  Macromedia overview – Al Ramadan

•                  Strategic vision – Shantanu Narayen

•                  Q & A

Strategic Rationale

Deliver Compelling Solutions

Creative Professional

[GRAPHIC]

Digital Imaging & Video

[GRAPHIC]

Enterprise

[GRAPHIC]

Business User

[GRAPHIC]

Emerging Businesses

[GRAPHIC]

[LOGO]	Industry Defining Technology Platforms	[LOGO]

Agenda

•                  Welcome – Jim Briody

•                  Kickoff - John Brennan

•                  Legal commentary - Ray Campbell

•                  Integration lessons learned – Jim Briody

•                  Structure & process – Jim Briody

•                  Macromedia overview – Al Ramadan

•                  Strategic vision – Shantanu Narayen

•                  Q & A

•                  Forward-Looking Statements

•                  This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “poten-tial,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this presentation include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe’s results, future expectations concerning available cash and cash equivalents, Adobe’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this presentation.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

•                  Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

•                  Additional Information and Where to Find It

•                  Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

•                  Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

[LOGO] + [LOGO]